Exhibit 99.2

NICE inContact CXone Powers Record Number of Interactions on Cyber
Monday

78% growth of digital interactions reinforces that seamless digital-first omnichannel customer experiences are a must in today’s fast-paced online environment

Salt Lake City, December 4, 2019 – NICE inContact (Nasdaq: NICE) today announced that CXone, the world’s #1 cloud customer experience platform, saw digital interactions soar on Cyber Monday 2019, outpacing the volume of 2018 interactions by 78%. CXone ensured that millions of customers were able to experience seamless digital-first omnichannel interactions with businesses on the highest volume online shopping day of the year.

Record-breaking digital customer service interactions powered by CXone on Cyber Monday on December 2, 2019, compared to last year, include:

•	182% surge in online chat interactions

•	74% growth in SMS text interactions

•	44% increase in email traffic

Cyber Monday sales have become increasingly popular, reaching a record $9.4 billion spent online in 2019, an increase of 19.7% from 2018. In order to capture consumer attention and drive significant revenue on this all-important shopping day, organizations need to deliver exceptional experiences in which customers can move effortlessly between digital channels to get their issues resolved and make purchases quickly and easily. In fact, the latest NICE inContact CX Transformation Benchmark found that 22% of all customer service interactions are related to a purchase, and 93% of customers expect seamless omnichannel experiences. NICE inContact CXone enables businesses to meet and exceed this expectation by helping businesses meet customers where they are, effortlessly.

CXone powered a 78% growth in digital interactions.  Transactions in voice also increased significantly over the prior year with 30% growth.

“On a normal day, a negative customer experience can be the difference between creating a brand advocate or detractor,” said Paul Jarman, NICE inContact CEO. “On days like Cyber Monday, the stakes are significantly higher because businesses are dealing with a spike in interactions and customer demand. The NICE inContact CXone unified and digital-first open cloud platform continues to be the most complete and intelligent solution to help companies meet customer expectations and thrive throughout the year.”

NICE inContact CXone delivers the world’s most comprehensive digital-first omnichannel offering in the Contact Center as a Service (CCaaS) market. With digital-first omnichannel, CXone now makes it possible for organizations of all sizes across the globe to reach more customers each and every day throughout the year, using voice and a vast range of digital channels such as SMS text, Facebook Messenger, Twitter, or WhatsApp – all unified on the CXone cloud customer experience platform.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.